UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	001-40776

LOYALTY VENTURES INC.

(Exact name of registrant as specified in its charter)

8235 DOUGLAS AVENUE, SUITE 1200

DALLAS, TX 75225

(972) 338-5170

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common stock, par value $0.01 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	◻
Rule 12g-4(a)(2)	◻
Rule 12h-3(b)(1)(i)	◻
Rule 12h-3(b)(1)(ii)	◻
Rule 15d-6	⌧
Rule 15d-22(b)	◻

Approximate number of holders of record as of the certification or notice date: 200

EXPLANATORY NOTE

Loyalty Ventures Inc. (the “Company”) has filed this Form 15 to notify the Securities and Exchange Commission (the “SEC”) of the suspension of the Company’s duty to file reports under Section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

At the beginning of the 2023 fiscal year, the Company had approximately 226 total holders of record of its common stock, par value $0.01 per share as determined pursuant to Rule 12g5-1 under the Exchange Act, and no holders of any other class of securities registered under the Securities Act of 1933, as amended (the “Securities Act”). Pursuant to Section 15(d)(1) of the Exchange Act, because the Company had less than 300 holders of record of each class of securities to which Securities Act registration statements relate at the beginning of the 2023 fiscal year, the Company’s Section 15(d) reporting obligation is automatically suspended.

Pursuant to the requirements of the Securities Exchange Act of 1934, Loyalty Ventures Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

LOYALTY VENTURES INC.
(Registrant)

Date:	March 30, 2023	By:	/s/ Cynthia L. Hageman
		Name:	Cynthia L. Hageman
		Title:	Executive Vice President, General Counsel and Secretary